SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8 - A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     POTASH CORPORATION OF SASKATCHEWAN INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         SASKATCHEWAN, CANADA                                -----------
--------------------------------------------------------------------------------
(State of incorporation or organization)                  (I.R.S. Employer
                                                         Identification No.)



 122 - 1st Avenue South, Saskatoon, Saskatchewan, Canada           S7K 7G3
---------------------------------------------------------    -------------------
         (Address of principal executive offices)                 (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of                 registration of a class of
securities pursuant to                     securities pursuant to
Section 12(b) of the Exchange Act          Section 12(g) of the Exchange Act
and is effective pursuant to               and is effective pursuant to
General Instruction A.(c), please          General Instruction A.(d), please
check the following box. [X]               check the following box. [ ]

Securities Act registration statement file number to which this form
relates:                                                           n/a
                                                         -----------------------
                                                             (If applicable)

Securities to be registered pursuant of Section 12(b) of the Act:

                        Rights to purchase Common Shares


Securities to be registered pursuant to Section 12(g) of the Act:


                                     (None)
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.     Description of Registrant's Securities to be Registered

            Potash Corporation of Saskatchewan Inc., a Saskatchewan, Canada Corporation, (the "Company") entered into a shareholder rights agreement on November 10, 1994. The plan was amended on March 28, 1995 and May 4, 1995 and amended and restated on March 2, 1998. On March 15, 2001, the Board of Directors (the "Board") of the Company further amended and restated the shareholder rights plan (the "Rights Plan"). The Rights Plan provides for the issuance of one Common Share purchase right (a "Right") for each outstanding Common Share (a "Common Share") of the Company. The Rights Plan will become effective upon its confirmation and approval by shareholders at the Annual and Special Meeting of Shareholders scheduled for May 10, 2001 (the "Meeting").

            Each Right will initially entitle the registered holder to purchase from the Company one Common Share at a price of Cdn $400.00 (the "Exercise Price"), subject to adjustment. The terms of the Rights are set forth in the Shareholder Rights Agreement (the "Rights Agreement") between the Company and the CIBC Mellon Trust Company, as Rights Agent, dated effective May 10, 2001.

            Until the Separation Time (referred to below), the Rights will not be evidenced by separate certificates but will be transferred with the associated Common Shares. The Rights will not become exercisable until the Separation Time, which is the Close of Business on the tenth day after the earlier of (i) the first date of a public announcement that a person or group (an "Acquiring Person") has acquired beneficial ownership of 20% of the outstanding Common Shares, other than as a result of Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions or Convertible Security Acquisitions as defined in the Rights Agreement; (ii) the date of the commencement of, or first public announcement of the intent of any person or group (other than the Company or any subsidiary of the Company) to make, an offer for Common Shares or securities convertible into or exchangeable for or carrying a right to purchase Common Shares pursuant to a transaction in which the person or group making the offer would subsequently beneficially own 20% or more of the outstanding Common Shares; and (iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such.

            Certificates for Common Shares issued after December 29, 1994 will contain a notation incorporating the Rights Agreement by reference. As soon as practicable following the Separation Time, if any, separate certificates evidencing Rights will be mailed to the holders of record of such Common Shares as of the Close of Business at the Separation Time. The Rights expire at the earliest of (i) the Termination Time as defined in the Rights Agreement; (ii) termination of the annual meeting of the Company in the year 2004; and (iii) the Close of Business on the date the Rights Plan becomes void by reason of not having been confirmed by a resolution passed by a majority of shareholders permitted to vote on such resolution.

            The Exercise Price payable, the number and nature of securities which may be purchased upon the exercise of the Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend (other than pursuant to an optional stock dividend program) or subdivision, consolidation or exchange of Common Shares,
(ii) upon the grant to holders of the Common Shares of certain rights or warrants to purchase Common Shares (or securities convertible into Common Shares) at a price less than the current market price of the Common Shares or
(iii) upon the distribution to holders of the Common Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends.)

            Following a transaction which results in a person or group becoming an Acquiring Person (a "Flip-in Event"), the Rights would entitle the holders thereof to receive, upon exercise, Common Shares with a market value equal to twice the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person or transferee of an Acquiring Person or any Person acting jointly or in concert with the same would be void. The Board may waive the operation of the Rights Plan in connection with a particular Flip-in Event before such an event occurs or within ten business days after such event occurs.

            With the prior consent of holders of Common Shares, or, after the Separation Time, holders of Rights, the Board may at its option, at any time prior to a Flip-in Event, elect to redeem all of the outstanding Rights at a price of Cdn $0.0001 per Right, subject to adjustment.

            A "Permitted Bid," meeting the following conditions, will not cause the Rights to become exercisable: the offer must be made on identical terms for all Common Shares to all holders of record of Common Shares wherever resident; at the expiration of the offer more than 50% of the then outstanding Common Shares held by independent shareholders are deposited to the bid and not withdrawn; and if the bid is accepted by the requisite percentage specified above, the offeror must make a public announcement of that fact and the offer must remain open for tenders for not less than ten days after the date of such announcement.

            An "independent shareholder" is defined in the Rights Agreement as a holder of Common Shares other than an Acquiring Person or a person making a tender offer (including a Permitted Bid), any associate or affiliate of such Acquiring Person and any person acting jointly or in concert with such person or with any associate or affiliate of such Acquiring Person, or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid as defined in the Rights Agreement.

            With certain exceptions, no adjustments in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. No fractional Common Shares will be issued in connection with the exercise of a Right, and in lieu thereof the Company shall pay to the registered holder of Rights Certificates an amount in cash equal to the same fraction of the Market Price of one Common Share.

            The adoption of the Rights Plan must be confirmed by a resolution passed by a majority of the votes cast by holders of voting shares who vote in respect of the confirmation of the Rights Agreement at the Meeting.

            Amendments to the Rights Plan may be made, without approval of the holders of Common Shares or Rights, only (i) to correct any clerical or typographical error; (ii) to make amendments which are required to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation or regulations thereunder; and (iii) to amend the Exercise Price in the event that it does not represent a sufficient multiple, as determined tin the discretion of the Board, of the market price at the time of determination.

            At any time prior to the Separation Time, the Board may amend, vary or rescind any of the provisions of the Rights Agreement and the Rights, with prior consent of the majority of the holders of Common Shares present in person or by proxy at a special meeting called to consider such changes to the Rights Plan. At any time after the Separation Time and before the Expiration Time as defined in the Rights Agreement, the Board may amend, vary or rescind any of the provisions of the Rights Agreement or the Rights, with the prior consent of the majority of the holders of Rights, other than those holders of Rights whose Rights have become null and void pursuant to the terms of the Rights Plan, present in person or by proxy at a special meeting. Any amendments made as a result of any change in any applicable legislation or regulation must be submitted to the holders of Common Shares at the next meeting of the shareholders if such changes are made prior to the Separation Time. If such changes are made after the Separation Time, the change must be submitted to the holders of Rights at a meeting called for on a date not later than immediately following the next meeting of the shareholders.

            Until a Right is exercised, a holder thereof, as such, will have no rights as a shareholder of the company.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without the acquisition of a substantial number of Rights. However, the Rights should not interfere with a transaction approved by the Board or with a Permitted Bid.

            The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.


Item 2.     Exhibits
-------     --------

1. Amended and restated Shareholder Rights Agreement between Potash Corporation of Saskatchewan Inc. and CBIC Mellon Trust Company, as Rights Agent dated effective May 10, 2001.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Potash Corporation of Saskatchewan Inc.


                               By: /s/ John L.M. Hampton
                                   --------------------------------------------

                                   John L.M. Hampton
                                   Senior Vice President, General Counsel and
                                   Secretary
                                   Potash Corporation of Saskatchewan Inc.


Date:  April 17, 2001